

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2022

Lindsey Wilson
Manager & Chief Operating Officer
Phoenix Capital Group Holdings, LLC
4643 South Ulster Street, Suite 1510
Denver, CO 80237

> **Re: Phoenix Capital Group Holdings, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed December 23, 2022**
> **File No. 024-11723**

Dear Lindsey Wilson :

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation